Mail Stop 3720

March 30, 2007

Via U.S. Mail and Fax (615-890-0123)

Mr. Donald K. Daniel
Vice President and Controller
National Healthcare Corporation
100 Vine Street
Murfreesboro, TN 37130

      RE: National Healthcare Corporation
                Form 10-K for the fiscal year ended December 31, 2005
                Filed March 16, 2006
                File No. 001-13489

Dear Mr. Daniel:

Based upon the discussion that took place on March 29, 2007, your responses provided to date, and disclosure in your filing, we understand the following facts:

- National was established by NHC in 1987 as a mechanism that would allow NHC employees to continue to participate in an existing ESOP once NHC converted from a corporation to a partnership;
- As part of this transaction, employees from NHC became employees of National, with little to no substantive change in the work they performed (no changes in their contract terms, including items such as salary and benefits);
- National is in the business of operating long-term health care centers and providing employment services to NHC owned and managed centers;
- National charges NHC all of the costs of personnel employed for the benefit of NHC, plus a fee equal to 1% of payroll costs.

At the time that National was established:
- The ESOP held approximately 20% of the shares in NHC, a publicly traded entity. Those shares had been given to the ESOP by NHC (or its predecessor);
- The ESOP exchanged its approximately 20% shares in NHC for 100% of the shares in National, a newly created entity.

In connection with the acquisition by National in January 1988 of eight long-term health care centers from NHC:
- The ESOP borrowed $38.5 million. It was this transaction that made the ESOP initially leveraged.
    - $30 million of the proceeds (which were not guaranteed by NHC), passed from the ESOP to National, and were given to NHC as part of the purchase price of the long-term health care centers;
    - $8.5 million of the proceeds were transferred from the ESOP ultimately to NHC. As NHC was the primary obligor on this debt, it was reflected as a liability on their books. These proceeds were unrelated to the purchase of the eight long-term health centers, and were instead used to construct or purchase real estate property;
- The remaining purchase price for the eight long-term health care centers was in the form of a $10 million note from National to NHC.
- NHC committed to fund a line of credit for National in the amount of $2 million.

In 1988 and again in 1990, the ESOP borrowed from a third party lender an additional $50 million, for a total of $100 million. This debt has been reflected as debt on NHC's books as NHC and National jointly and severally guaranteed these loans. The ESOP took the proceeds from the debt issuance, and purchased additional shares of National (which were issued by National in exchange for the cash).

NHC provides management services to National for a fee equal to 6% of the net patient revenues of seven skilled nursing facilities. You have represented that this fee is consistent with fees charges to other long-term health care operators for which NHC provides management services. We also note that NHC recognizes revenue under this agreement on the cash basis, based upon NHC's determination that collectibility is not reasonably assured based upon insufficient historical collections and the lack of expected future collections. We understand that this is because the terms of the contract, while basing the fee upon a percentage of revenues, subordinate the payment of the fees earned under the contract to other expenditures of the long-term care center and to the availability of cash provided by the facility's operations.

The ESOP is governed by two trustees, who remained unchanged from the date of their original appointment until the date one individual passed away (May 2003). At this time another individual was appointed to serve as co-trustee. It does not appear that the plan participants in the ESOP voted on who would be appointed as a new trustee in May 2003. The trustees have the right, when a decision is required that represents a conflict of interests between the ESOP, National or NHC, to appoint an independent trustee, whom they select, or to put the matter to the plan participants for a vote. To date, an independent trustee has always been appointed. The trustees (other than those selected as independent trustees) are former employees of National and NHC.

The Board of National is comprised of individuals that also serve or have served on the Board of NHC. The officers of National serve in the same capacity for NHC.

There is no routine voting by plan participants in the ESOP on any matters, including matters concerning National, such as appointment of Board members.

With respect to the ESOP, we understand that you believe the scope exemption in paragraph 4b of FIN 46(R) should apply, notwithstanding the fact that NHC is not technically the employer of the plan participants in the ESOP. In light of the significance of the related party relationship clearly indicated by certain transactions including the employment services agreement between NHC and National, we would not object to this conclusion.

Based upon the above facts, it would appear that the majority of National's total equity investment at risk has been derived from assets that were either initially contributed by NHC to the ESOP and then transferred from the ESOP to National (e.g., the shares in NHC, subsequent transactions related to which we understand have resulted in National holding shares in NHR and NHI) or represent proceeds from debt entered into by the ESOP and guaranteed by NHC. In light of this, it is unclear how you determined the equity at risk to be considered or how it was considered sufficient (considering the reasons given to justify the cash basis of accounting for revenue related to the National agreement) when applying FIN 46(R), given the guidance in paragraph 5a. Based upon our discussion, it would appear that in making your assessment as to whether National was a variable interest entity upon the implementation of FIN 46(R), you did not consider how its equity initially arose. We believe that in determining the equity at risk, it would be necessary to consider the transactions that gave rise to this equity, despite the fact that such transactions transpired prior to the adoption of FIN 46(R). Based upon our understanding of the facts, and after giving consideration to the initial formation of National, it would appear that National has no equity at risk as defined by paragraph 5a of FIN 46(R), and accordingly, would be deemed to be a variable interest entity.

Based upon the guidance in paragraph 16 of FIN 46(R), it appears to us that NHC, the ESOP, and the past and present employees of National (the ESOP plan participants, the majority of who in essence work for NHC by virtue of the employment services National provides to NHC), would be deemed to be related parties. Factors that we considered in making this determination include the overlap in officers and Board members between NHC and National, the business relationships between National and NHC including the employment services agreement and the management agreement, as well as the manner in which both National and the ESOP were formed.

Accordingly, NHC would have to consider the aggregate variable interest held by those parties in making a determination as to the primary beneficiary, as further discussed in paragraph 17 of FIN 46(R), and would then have to consider which party (NHC, the ESOP or the employees) is most closely associated with National. Factors that would appear to point to NHC as the party most closely associated with National include:

- The existence of a principal-agency relationship;
- The relationship and significance of the activities performed by National as it relates to NHC; and
- The design of National.

Based upon our understanding of your fact pattern, we believe that NHC would be deemed to be the primary beneficiary of National, and accordingly, should consolidate National.

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Please respond to the above comment within 10 business days or tell us when you will provide us with a response. Please submit your correspondence over EDGAR. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding this comment. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director